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FOR IMMEDIATE RELEASE    CONTACT:      Guy T. Marcus   Edward P. Delson
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
June 10, 1997            VP-Inv. Rel.  Sr. VP-CFO
Halliburton              NUMAR
                                       (214) 978-2691    (610) 251-0116
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                    HALLIBURTON TO ACQUIRE NUMAR CORPORATION
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     DALLAS, Texas -- Halliburton Company (NYSE:HAL) and NUMAR Corporation
(NASDAQ:NUMR) today jointly announced that they have signed a definitive agreement providing for the acquisition of NUMAR by Halliburton in a stock-for-stock transaction valued at about $360 million, or approximately $39.62 per NUMAR share, based on Halliburton's closing share price on June 9, 1997.

     Under terms of the agreement, Halliburton will issue 0.4832 of a share of its common stock for each outstanding share of NUMAR common stock (or 0.9664 of a share presuming the acquisition closes following Halliburton's previously announced 2-for-1 common stock split for shareholders of record at the close of business on the June 26, 1997 record date). Also, options and warrants of NUMAR will be converted into Halliburton common stock securities based upon this exchange ratio. The acquisition will result in the issuance of approximately
4.4 million shares of Halliburton common stock (approximately 8.8 million shares following the 2-for-1 stock split). Approximately 130.9 million shares of Halliburton common stock will be outstanding following completion of the acquisition (261.8 million shares following the stock split).
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     The proposed merger has received unanimous approval from the boards of directors of each company, but is subject to the approval of NUMAR's stockholders and Hart-Scott-Rodino antitrust clearance. For accounting purposes, the merger will be structured as a pooling of interests and for federal income tax purposes as a tax-free exchange to NUMAR shareholders. NUMAR's directors and other affiliates representing over 25 percent of NUMAR's shares have agreed to vote in favor of the proposed transaction. The companies anticipate completion of the acquisition during the 1997 third quarter.

     Dick Cheney, Halliburton Company's chairman of the board and chief executive officer, said, "The acquisition of NUMAR is a strategic move Halliburton is making to strengthen our position in the $3.2 billion formation evaluation market. NUMAR has established itself as an industry leader with its proprietary MRIL(R) technology which is fundamentally changing the future direction of the marketplace. Halliburton can help NUMAR to accelerate development, delivery and application of the MRIL technology to benefit customers by utilizing Halliburton's worldwide infrastructure. The technology is currently being applied to a small percentage of wells drilled worldwide, but future growth opportunities are significant."

     NUMAR designs, manufactures and markets a patented proprietary well logging device, the Magnetic Resonance Imaging Logging ("MRIL") tool, which
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utilizes magnetic resonance imaging ("MRI") technology, to evaluate subsurface rock formations in newly-drilled oil and gas wells. The MRIL tool measures directly in real time at the wellsite the formation porosity, proportion of fluid in the formation that is free to flow, fluid viscosity and type of hydrocarbons in the pore space, and derived formation permeability.
Furthermore, these measurements are accomplished without the use of radioactive sources, which are present in the traditional density and neutron logging tools.

     Halliburton believes the MRIL technology represents a major breakthrough in wireline logging and that the acquisition of NUMAR will strengthen its position in logging as the MRIL technology is deployed throughout the global Halliburton organization. Over the last two years, Halliburton has been a licensee of NUMAR and, as a result, has had the opportunity to gain insight into MRIL technology, including testing the reliability and performance of NUMAR's MRIL tools and to verify the level of technological acceptance among a broad cross-section of major customers around the world.

     While modestly dilutive to near-term earnings per share, Halliburton believes that the transaction will not be dilutive to earnings per share for
1998 as the deployment of further enhancements increases customers acceptance of MRIL technology.
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     NUMAR will operate as a wholly-owned subsidiary of Halliburton Company, and part of Halliburton's Energy Services business segment. Following the merger, NUMAR's management team will remain in place with Dr. Melvin Miller continuing as president.

     Miller said, "NUMAR is highly ambitious in its goal to provide the source of real-time data with which oil and gas companies can better determine the presence of hydrocarbons, the characteristics of rock formations and whether commercial quantities of oil and gas can be recovered. We are delighted to join forces with Halliburton to accelerate and expand the scope and range of MRIL technology throughout the world."

     NUMAR has distribution agreements with several service companies for the use of MRIL technology. The company will continue to honor these agreements.

     NUMAR Corporation was founded in 1983 and maintains its headquarters in Malvern, Pennsylvania. The company has about 140 employees and provides the MRIL service to over 200 oil and gas company customers worldwide.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.
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